UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 13, 2005 (June 7, 2005)

Behringer Harvard Short-Term Opportunity Fund I LP

(Exact Name of Registrant as Specified in Its Charter)

Texas	**000-51291**	**71-0897614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas 75001

(Address of principal executive offices)

(Zip Code)

(866) 655-1620

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement

On June 7, 2005, Behringer Harvard Short-Term Opportunity Fund I LP (which may be referred to herein as the "Registrant," "we," "our" or "us") entered into an assignment from Harvard Property Trust, LLC, an entity affiliated with our general partners, of a contract to purchase the properties located at 18583 Dallas North Tollway ("Landmark I") and 18451 Dallas North Tollway ("Landmark II") in Dallas, Texas (collectively, "Landmark I & II") from Tower Fund Landmark Limited Partnership and Metropolitan Life Insurance Company (collectively, the "Sellers"), who are unaffiliated third parties. Landmark I is a two-story office building containing approximately 122,273 rentable square feet located on approximately 8.6 acres of land. Landmark II is a two-story office building containing approximately 135,154 square feet located on approximately 11.3 acres of land. The contract purchase price for Landmark I & II is $33,250,000, excluding closing costs. We intend to use proceeds from our public offering of limited partnership units to pay a portion of the purchase price and the remaining amount will be financed. We made an earnest money deposit of $1,250,000 on June 7, 2005.

The consummation of the purchase of Landmark I & II is subject to substantial conditions. Our decision to consummate the acquisition of Landmark I & II will generally depend upon:

- the satisfaction of the conditions to the acquisition contained in the relevant contracts;

- no material adverse change occurring relating to the property, the tenant or in the local economic conditions;

- our ability to obtain financing proceeds to make this acquisition; and

- our receipt of satisfactory due diligence information, including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of Landmark I & II. At the time of this filing, we cannot make any assurances that the closing of this acquisition is probable.

In evaluating Landmark I & II as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we have considered a variety of factors including overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that the overall rental rates at Landmark I & II are comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. Landmark I & II will be subject to competition from similar office buildings within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

Item 9.01   Financial Statements and Exhibits.

(c) Exhibits.

The following exhibits are filed herewith in accordance with Item 601 of Regulation S-K:

99.1   Sale, Purchase and Escrow Agreement between Tower Fund Landmark Limited Partnership and Metropolitan Life Insurance Company and Harvard Property Trust, LLC and Stewart Title Guaranty Company.

99.2   Assignment of Sale, Purchase and Escrow Agreement by Harvard Property Trust, LLC to Behringer Harvard Short-Term Opportunity Fund I LP effective June 7, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Behringer Harvard Short-Term Opportunity Fund I LP

By: Behringer Harvard Advisors II LP
Co-General Partner

Dated: June 13, 2005   By: /s/ Gary S. Bresky
Gary S. Bresky
Chief Financial Officer and Treasurer